Exhibit 99.1

Media Release

Planegg/Munich, Germany, March 13, 2019

MorphoSys Presents Results for Fiscal Year 2018

Conference call and webcast (in English) tomorrow, March 14, 2019 at 2:00pm CET (1:00pm GMT/9:00am EDT)

Highlights in R&D and corporate development

•	Interim data from all patients enrolled in ongoing L-MIND trial of MOR208 in combination with lenalidomide in relapsed/refractory DLBCL confirm activity suggested by earlier data cuts

•	Productive discussions with FDA regarding path to approval for MOR208 based on L-MIND trial as potential therapy for aggressive lymphoma (DLBCL) under existing breakthrough therapy designation

•	MorphoSys US Inc. established in July 2018 to build commercial capabilities in the U.S.

•	Global license agreement with Novartis for MOR106 signed in July 2018

•	Pivotal clinical trials announced by GSK for MOR103 in rheumatoid arthritis and by I-Mab for MOR202 in multiple myeloma expected to start in 2019

•	Tremfya® development expanded by pivotal studies in Crohn’s disease and pediatric psoriasis; further country approvals and U.S. FDA approval for Tremfya® OnePress self-injection device achieved

Financial highlights

•	Revenues 2018 up 14% to EUR 76.4 million compared to 2017 (guidance EUR 67 to 72 million)

•	EBIT loss 2018 as expected at EUR -59.1 million (guidance EUR -55 to -65 million)

•	Proprietary R&D expenses 2018 of EUR 98.3 million (guidance EUR 87 to 97 million)

•

Tremfya® royalty revenues increased from EUR 1.9 million in 2017 to EUR 15.4 million in 2018 (royalty income for 2018 negatively affected by EUR 1.7 million due to contractually triggered currency conversion effect)

•	U.S. Nasdaq listing and a capital increase with total gross proceeds of USD 239.0 million closed in April 2018

•	EUR 454.7 million cash at year-end 2018 (December 31, 2017: EUR 312.2 million)

MorphoSys AG (FSE: MOR; Prime Standard Segment, MDAX & TecDAX; NASDAQ: MOR) reports results for the financial year 2018 and provides a financial and operational outlook for 2019.

“The year 2018 was an outstanding one for MorphoSys. Our achievements in R&D, corporate development and in strengthening the company’s finances combine to take us significantly closer to our objective of making MorphoSys a fully integrated biopharmaceutical company,” said Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. “We are very encouraged by our most recent clinical data from the ongoing L-MIND study of MOR208 in combination with lenalidomide in relapsed or refractory diffuse large B-cell lymphoma (DLBCL). Pursuing the potential opportunity to bring MOR208 to market to help patients suffering from this particularly aggressive form of cancer is our top priority and we look forward to continuing our fruitful interactions with FDA with this goal in mind.”

“We also made excellent progress elsewhere in our Proprietary Development segment, with licensing deals for MOR106 and MOR210 and encouraging advances with MOR202 and MOR103. The highlight in our Partnered Discovery segment was the commercial success of Janssen’s Tremfya®”, Dr. Moroney continued.

“MorphoSys is financially and operationally in excellent shape. Based on our solid financial position, which we successfully strengthened in 2018 through our Nasdaq IPO, an attractive partnership with Novartis for MOR106 and an increasing royalty stream from Tremfya® product sales, we are well-positioned to continue the advancement of our pipeline products. In particular, we aim to drive our lead program MOR208 towards the market and build our commercial capabilities in the United States in preparation for a potential commercialization of MOR208, subject to FDA approval,” said Jens Holstein, Chief Financial Officer of MorphoSys AG.

Financial Review for the Fiscal Year 2018 (IFRS)

In 2018, MorphoSys continued to focus on applying its proprietary technology and expertise to the research and development of innovative drug candidates, both for partners and for its own account. Group revenues for 2018 increased 14% to EUR 76.4 million (2017: EUR 66.8 million). Revenues for 2018 include EUR 19.3 million for success-based payments received primarily from Janssen (2017: EUR 7.3 million) including royalties on net sales of Tremfya® amounting to EUR 15.4 million for 2018 (2017: EUR 1.9 million). Due to a contractually triggered currency conversion effect, the Tremfya® royalty revenue for 2018 was lowered by EUR 1.7 million.

In its Proprietary Development segment, MorphoSys focuses on the research and clinical development of its own drug candidates. In 2018, this segment recorded revenues of EUR 53.6 million (2017: EUR 17.6 million), mainly due to the upfront payment of EUR 47.5 million received from Novartis in connection with a global licensing agreement for MOR106.

In the Partnered Discovery segment, MorphoSys applies its proprietary technology to the discovery of new drug candidates for pharmaceutical companies, benefiting through R&D funding, licensing fees, success-based milestone payments and royalties. Revenue in the Partnered Discovery segment decreased from EUR 49.2 million in 2017 to EUR 22.8 million in 2018. The decrease was primarily driven by the contractual ending, as planned, of the active collaboration agreement with Novartis at the end of November 2017. The segment revenue for 2018 included EUR 3.5 million for funded research and license fees (2017: EUR 41.9 million) as well as EUR 19.3 million for success-based payments received primarily from Janssen (2017: EUR 7.3 million).

Total operating expenses increased slightly from EUR 133.8 million in 2017 to EUR 136.5 million in 2018, mainly due to higher selling and administrative expenses. In 2018, research and development expenses decreased by 6% to EUR 106.4 million (2017: EUR 113.3 million), primarily due to the ending of the Novartis collaboration in November 2017. Expenses for proprietary R&D, including technology development, increased by 2%, or EUR 2.0 million, from EUR 96.3 million in 2017 to EUR 98.3 million in 2018, mainly due to higher research and development expenses for MOR208. To reflect the build-up of commercial structures for MOR208 in the U.S. initiated in July 2018, MorphoSys started presenting “selling expenses” as a separate line item on January 1, 2018. In 2018, selling expenses amounted to EUR 6.4 million (2017:

EUR 4.8 million). Splitting out selling expenses led to a change in the presentation of research and development expenses and general and administrative expenses for 2017, which were reduced by EUR 3.5 million and EUR 1.3 million, respectively. General and administrative expenses increased by 39% from EUR 15.7 million in 2017 to EUR 21.9 million in 2018 mainly due to higher personnel expenses as well as costs for external services, primarily related to the Nasdaq listing that took place in April 2018.

Earnings before interest and taxes (EBIT) amounted to EUR -59.1 million (2017: EUR -67.6 million) in line with the updated guidance from September 2018 (EUR -55 to -65 million). The Proprietary Development segment reported an EBIT of EUR -53.3 million (2017: EUR -81.3 million). EBIT in the Partnered Discovery segment was EUR 13.3 million (2017: EUR 30.3 million). In 2018, the consolidated net loss amounted to EUR -56.2 million (2017: EUR -69.8 million). The loss per share for 2018 was EUR -1.79 (2017: EUR -2.41).

At year-end 2018, the Company had EUR 454.7 million in cash, reported on the balance sheet, due to the adoption of IFRS 9 “Financial Instruments”, under the line items “cash and cash equivalents”; “financial assets at fair value through profit or loss”; and current and non-current “other financial assets at amortized cost”. In the previous year, this position had comprised the line items “cash and cash equivalents”, “available-for-sale financial assets”; and current “financial assets classified as loans & receivables” and amounted to EUR 312.2 million as of December 31, 2017. The number of shares issued totaled 31,839,572 at year-end 2018 (year-end 2017: 29,420,785).

Financial Guidance and Operational Outlook for 2019

For the financial year 2019, MorphoSys will continue to invest strongly in the development of its proprietary candidates, with the primary goal of driving MOR208 to market and preparing the Company for its commercialization. Revenues in the 2019 financial year are expected to be below those achieved in 2018, mainly due to a positive one-time payment of EUR 47.5 million in 2018 in connection with a global licensing deal for MOR106. For 2019, MorphoSys expects to generate Group revenues in the range of EUR 43 to 50 million. Revenues are expected to include royalty income from Tremfya® of between EUR 23 and 30 million at constant exchange rate to the US dollar. Expenses for proprietary R&D are anticipated in a corridor of EUR 95 to 105 million. The Company expects earnings before interest and taxes (EBIT) of EUR -127 to -137 million. This guidance does not include a potential larger milestone for the start of a phase 3 clinical trial for MOR103/GSK3196165 that could occur in the course of 2019. The guidance also does not include revenues from potential future partnership or licensing agreements for MOR208 or any other compound that is in MorphoSys’s proprietary development. Effects from potential in-licensing or co-development deals for new development candidates are also not included in the guidance.

In its Proprietary Development segment, MorphoSys expects the following events and activities in 2019:

•	MOR208

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L-MIND: Complete data evaluation for primary completion analysis for all 81 patients enrolled under the current study protocol of the fully recruited L-MIND trial in r/r DLBCL and present the results at an upcoming scientific conference.

•	Regulatory: Complete the submission of the Biologics License Application (BLA) to U.S. FDA for MOR208 by year-end.

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B-MIND: Continue the pivotal phase 3 study evaluating MOR208 plus bendamustine versus rituximab plus bendamustine in r/r DLBCL and conduct a pre-planned, event-driven, interim analysis of B-MIND, which is projected to take place in the second half of 2019.

•	COSMOS: Continue the phase 2 trial of MOR208 plus idelalisib or venetoclax in CLL/SLL and present data.

•	Front-line DLBCL: Initiate phase 1b trial with MOR208 in 1st line DLBCL in H2 2019.

•	Commercial activities: Continue the set-up of commercial capabilities in the U.S. in order to prepare for expected commercialization of MOR208, assuming FDA approval.

•	MOR202

•	MorphoSys: Prepare for and start an exploratory clinical trial of MOR202 in an autoimmune indication.

•	I-Mab: MorphoSys expects I-Mab to commence a pivotal development program with MOR202 in multiple myeloma in the Chinese region in 2019. A first study in China and Taiwan is expected to start soon.

•	MOR106

•	Continue phase 2 intravenous IGUANA study and phase 1 subcutaneous bridging study towards primary completion (program runs under a global licensing agreement with Novartis).

•	Prepare for and initiate additional clinical studies in atopic dermatitis.

•	MOR107: Continue preclinical investigation of MOR107 with a focus on oncology indications.

•

MOR103/GSK3196165: Based on announcements made by GSK earlier this year, the initiation of a phase 3 development of MOR103/GSK3196165 in rheumatoid arthritis by GSK is expected for the second half of 2019 and could trigger a respective milestone payment.

In its Partnered Discovery segment, MorphoSys expects the following events in 2019:

According to information provided on clinicaltrials.gov, by the end of 2019 primary completion may be reached in up to 15 clinical trials in phases 2 and 3 from partners evaluating antibodies made using MorphoSys’s technology. This includes a potentially pivotal phase 2b study by Mereo Pharma in osteogenesis imperfecta (brittle bone syndrome) of the HuCAL antibody setrusumab (BSP804) directed against the target molecule sclerostin and generated within the scope of the Novartis partnership. Phase 3 trials with Tremfya® conducted by Janssen in psoriasis and in psoriatic arthritis are also scheduled for primary completion in 2019. Whether, when and to what extent news will be published following the primary completion of trials in the Partnered Discovery segment is at the full discretion of MorphoSys’s partners.

MorphoSys will continue to support its proprietary development activities by evaluating potential in-licensing, co-development, and/or acquisition opportunities or the potential initiation of new proprietary development programs with the goal of maintaining and expanding the Company’s position in its current therapeutic and technological fields of activities.

MorphoSys Group Key Figures (IFRS, end of financial year: December 31)

in EUR million	2018	2017	Change	Q4/2018	Q4/2017	Change
Revenues	76.4	66.8	+14%	10.5	28.2	(63%)

Total operating expenses	(136.5)	(133.8)	+2%	(56.5)	(41.3)	+37%

Cost of sales	(1.8)	0	n/a	(0.9)	0	n/a

R&D expenses	(106.4)	(113.3)	(6%)	(45.4)	(34.1)	+33%

thereof expenses for proprietary R&D and technology development	(98.3)	(96.3)	+2%	(43.2)	(29.2)	+48%

Selling expenses	(6.4)	(4.8)	+33%	(2.8)	(3.0)	(7%)

G&A expenses	(21.9)	(15.7)	+39%	(7.4)	(4.1)	+80%

Other income/expense	1.0	(0.6)	>(100%)	0	(0.7)	(100%)

EBIT	(59.1)	(67.6)	(13%)	(46.1)	(13.8)	>+100%

Net profit / (loss)	(56.2)	(69.8)	(19%)	(43.4)	(14.7)	>+100%

Net profit / (loss) per share (in EUR)	(1.79)	(2.41)	(26%)	(1.37)	(0.51)	>+100%

Cash position (end of period)	454.7	312.2	+46%	454.7	312.2	+46%

Equity ratio (end of period) (in %)	91%	86%	+5 PP *	91%	86%	+5 PP *

No of R&D programs (end of period)	115	114	+1%	115	114	+1%

No of clinical programs (end of period)**	29	28	+4%	29	28	+4%

No of proprietary clinical programs (end of period)***	5	5	—	5	5	—

*	Percentage point
**

Including MOR107, which concluded a phase 1 study in 2017 and is currently in preclinical investigation with a focus on oncology indications. Tremfya® is still considered as a clinical program due to ongoing studies in various indications.

***	Including MOR103/GSK3196165, which is fully out-licensed to GSK and MOR106, for which MorphoSys and Galapagos have signed a global licensing agreement with Novartis.

MorphoSys will hold its conference call and webcast tomorrow, March 14, 2019 to present the annual financial results 2018 and the outlook 2019.

Dial-in number for the analyst conference call (in English) at 2:00pm CET; 1:00pm GMT; 9:00am EDT (listen-only):

Germany:	+49 69 201 744 220
For UK residents:	+44 203 009 2470
For US residents:	+1 877 423 0830
Participant PIN:	88207738#

Please dial in 10 minutes before the beginning of the conference.

A live webcast and slides will be made available at http://www.morphosys.com.

Approximately two hours after the call, a slide-synchronized audio replay of the conference and a transcript will be available on http://www.morphosys.com.

Consolidated Financial Statements 2018 (IFRS) are available for download at:

http://www.morphosys.com/FinancialReports

About MorphoSys:

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, MOR208, has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 330 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including its financial guidance for 2019, the commencement, timing and results of clinical trials and release of clinical data both in respect of its proprietary product candidates and of product candidates of its collaborators, the development of commercial capabilities, in particular with respect to MOR208, and the transition of MorphoSys to a fully integrated biopharmaceutical company, the expected time of regulatory filing and potential launch of MOR208, interaction with regulators, including the potential approval of MorphoSys’s current or future drug candidates, including discussions with the FDA regarding the potential approval to market MOR208, and expected royalty and milestone payments in connection with MorphoSys’s collaborations. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’s expectations its financial guidance for 2019, the commencement, timing and results of clinical trials and release of clinical data both in respect of its proprietary product candidates and of product candidates of its collaborators, the development of commercial capabilities, in particular with respect to MOR208, and the transition of MorphoSys to a fully integrated biopharmaceutical company, the expected time of regulatory filing and potential launch of MOR208, interaction with regulators, including the potential approval of MorphoSys’s current or future drug candidates, including discussions with the FDA regarding the potential approval to market MOR208, and expected royalty and milestone payments in connection with MorphoSys’s collaborations are false, MorphoSys’s reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Director Corporate Communications & IR

Jochen Orlowski

Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com